SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2018

Prana Biotechnology Limited

(Name of Registrant)

Level 2, 369 Royal Parade Parkville  Victoria  3052 Australia

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

This Form 6-K is being incorporated by reference into the Registrant’s Registration Statements on Form F-3 (File No. 333-199783) and Form S-8 (File No. 333-153669).

PRANA BIOTECHNOLOGY LIMITED

6-K	Items

1.	Life Bioscience LLC leads strategic investment up to A$44.5M

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PRANA BIOTECHNOLOGY LIMITED
(Registrant)

By:	/s/ Geoffrey Kempler
Geoffrey Kempler,
Executive Chairman

December 27, 2018

Life Biosciences LLC leads strategic investment of up
to A$44.5 million (US$31.4 million) in Prana

MELBOURNE, AUSTRALIA AND SAN FRANCISCO, USA – 28 December 2018: Prana Biotechnology Ltd (ASX: PBT, NASDAQ: PRAN) (“Prana” or “the Company”) has today announced that it has entered into a securities purchase agreement for a lead investment by Boston based Life Biosciences LLC (“Life Biosciences”) to raise up to approximately A$44.5 million (approx. US$31.4 million). Life Biosciences will initially invest US$7.5 million (approx. A$10.6 million), with the agreement allowing Prana to raise an additional US$2 million from other investors, totalling US$9.5 million (approx. A$13.4 million). A further amount of up to approximately A$31 million (approx. US$21.9 million) would be invested by Life Biosciences and other investors on exercise of short-term warrants being issued as part of the transaction.

Prana Chairman & CEO, Mr Geoffrey Kempler said: “Life Biosciences’ investment in Prana is an important endorsement of the significance of our work in addressing neurodegenerative disease. This financing will potentially allow us to accelerate our drug development programs.”

Life Biosciences is a private US biopharmaceutical company which, along with its six “Daughter” companies, is focused on development of novel therapies, technologies and drugs to combat the eight pathways of age-related decline (ARD). Its work addresses health decline due to aging as a systemic breakdown of the body, rather than a series of isolated events and conditions. The company is headquartered in Boston, Massachusetts and operates a laboratory in Cambridge, Massachusetts (USA), and has operations on four continents.

Life Biosciences was co-founded in 2017 by Dr David Sinclair AO and Tristan Edwards. Dr Sinclair is regarded as one of the world’s leading researchers on aging and age-associated diseases, and is a tenured professor in the Department of Genetics at Harvard Medical School and co-Director of the Paul F. Glenn Center for the Biology of Aging Research.

Mr Edwards has extensive global financial capital markets, regulatory compliance, and fiduciary oversight experience following a 16-year investment career spanning leading financial organisations across Australia, London, Hong Kong and Singapore.

Subject to approval by the Company’s shareholders, both Dr Sinclair and Mr Edwards will join the Board of Prana Biotechnology on completion of the transaction.

“We are very pleased to support the advancement of Prana’s neurodegenerative treatments for atypical Parkinsonian diseases,” said Dr Sinclair.

“We are excited to acquire a substantial stake in Prana,” said Edwards, chief executive officer of Life Biosciences. “Their work on a new generation of neurodegenerative drugs fits within our research model that is based on the eight pathways of age-related decline.”

Transaction details

•	Prana and Life Biosciences have entered into formal documentation including the securities purchase agreement.

•	The transaction involves an issue of approximately 272 million new fully paid ordinary shares in the capital of Prana (“Ordinary Shares”) representing approximately 34% of the total Ordinary Shares on issue) together with two-for-one free attaching Warrants pursuant to the initial placement (“the Transaction”). The Ordinary Shares would be issued at A$0.0390 (3.9 cents) and the Warrants would have an exercise price of A$0.0450 (4.5 cents). The Warrants contain adjustment provisions consistent with the ASX Listing Rules. The earliest date that the Warrants can be exercised will be two months after their date of issue (“Completion”), and the Warrants will expire on 19 December 2019. The precise number of Ordinary Shares to be issued under the initial placement will be calculated by dividing the Australian currency equivalent of US$7.5M (using the USD/AUD exchange rate published by the Reserve Bank of Australia) at the time of Completion by A$0.0390. Two Warrants will be issued for every one Ordinary Share. The Warrants will be issued for nil consideration and will not be quoted. If the Warrants issued to Life Biosciences are exercised in full approximately 544 million additional Ordinary Shares would be issued, taking Life Biosciences’ total shareholding in the Company to approximately 60%.

•	Life Biosciences will be entitled to nominate up to three directors to the Company’s board for so long as it holds at least 20% of the Ordinary Shares on issue. Life Biosciences’ initial nominees will be Dr Sinclair and Mr Edwards.

•	Completion of the Transaction is subject to approval by Prana’s shareholders being received at a general meeting (“General Meeting”). All shareholder approvals to be sought in connection with the Transaction must be passed as ordinary resolutions (50% voting threshold). Shareholder approval is required under section 611 (item 7) of the Corporations Act 2001 (Cth). The appointment of Dr Sinclair and Mr Edwards to the Company’s board also requires shareholder approval. Completion is also subject to certain other customary completion conditions.

•	Life Biosciences will, subject to compliance with all regulatory requirements, have the right until 19 December 2019 to subscribe for further Ordinary Shares on the same terms as they are offered to other parties after Completion, in order to maintain its percentage interest in the Company.

•	In addition to the investment by Life Biosciences, the securities purchase agreement allows Prana to raise an additional up to US$2M from other investors.

The General Meeting will be held within 90 days from the date of entry into the securities purchase agreement with Completion to occur shortly after. The Company will make further announcements in due course regarding progress, the notice of meeting for the General Meeting (“Notice of Meeting”), and other information related to the Transaction and potential additional raising of up to US$2M from other investors. The Notice of Meeting will include an independent expert’s report prepared by FTI Consulting. The Transaction has the unanimous support of the Company’s board of directors.

The Ordinary Shares, the Warrants and ordinary shares underlying the Warrants offered by Prana in the Transaction have not been registered under the Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. The Company has agreed to file a registration statement within 30 days of closing the Transaction for purposes of registering the Ordinary Shares and ordinary shares underlying the Warrants to be acquired by Life Biosciences.

This press release is being issued pursuant to Rule 135c under the Securities Act and does not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

ENDS

Contacts:

Investor Relations and Media

Rebecca Wilson

E: rwilson@we-buchan.com

Tp: +61 0417 382 391

About Prana Biotechnology:

Prana’s lead candidate, PBT434, is the first of a new generation of small molecules designed to inhibit the aggregation of pathological proteins implicated in neurodegeneration. PBT434 has been shown to reduce abnormal accumulation of α-synuclein and tau proteins in animal models of disease by restoring normal iron balance in the brain. In this way, it has excellent potential to treat various forms of atypical parkinsonism such as Multiple System Atrophy (MSA) and Progressive Supranuclear Palsy (PSP).

For further information please visit the Company’s web site at www.pranabio.com.

Forward Looking Statements:

This press release contains "forward-looking statements" within the meaning of section 27A of the Securities Act of 1933 and section 21E of the Securities Exchange Act of 1934. The Company has tried to identify such forward-looking statements by use of such words as "expects," "intends," "hopes," "anticipates," "believes," "could," "would," "may," "evidences" and "estimates," and other similar expressions, but these words are not the exclusive means of identifying such statements. Such statements include, but are not limited to any statements relating to the ability to close the Transaction, the use of proceeds of the Transaction, the Company's drug development program, including, but not limited to the initiation, progress and outcomes of clinical trials of the Company's drug development program, including, but not limited to, PBT2, and any other statements that are not historical facts. Such statements involve risks and uncertainties, including, but not limited to, those risks and uncertainties relating to the financial markets, the difficulties or delays in financing, development, testing, regulatory approval, production and marketing of the Company’s drug components, including, but not limited to, PBT2, the ability of the Company to procure additional future sources of financing, unexpected adverse side effects or inadequate therapeutic efficacy of the Company's drug compounds, including, but not limited to, PBT2, that could slow or prevent products coming to market, the uncertainty of patent protection for the Company's intellectual property or trade secrets, including, but not limited to, the intellectual property relating to PBT2, and other risks detailed from time to time in the filings the Company makes with Securities and Exchange Commission including its annual reports on Form 20-F and its reports on Form 6-K. Such statements are based on management’s current expectations, but actual results may differ materially due to various factions including those risks and uncertainties mentioned or referred to in this press release. Accordingly, you should not rely on those forward-looking statements as a prediction of actual future results.

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